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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


     [ ] Form 10-K [ ] Form 20-F [X] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

                       For Period Ended December 31, 1999

                     [ ] Transition Report on Form 10-K
                     [ ] Transition Report on Form 20-F
                     [ ] Transition Report on Form 11-K
                     [ ] Transition Report on Form 10-Q
                     [ ] Transition Report on Form N-SAR

                   For Transition Period Ended: ______________


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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  _________________________



PART 1 - REGISTRANT INFORMATION

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
Full Name of Registrant:                             WHITE MOUNTAINS INSURANCE GROUP, LTD.
Address of Principal Executive Office:               80 South Main Street
                                                     Hanover, NH 03755

Full Title of Plan:                                  FOLKSAMERICA HOLDING COMPANY
                                                     401(k) SAVINGS AND INVESTMENT PLAN

Address of Plan:                                     One Liberty Plaza, 19th Floor
                                                     New York, NY 10006

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PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate.)

     [X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     [X]   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]   (c)  The accountant's statement or other exhibit required by
                Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

STATE BELOW IN REASONABLE DETAIL THE REASONS WHY THE FORM 10-K, 20-F, 11-K, 10-Q, N-SAR, OR THE TRANSITION REPORT OR PORTION THEREOF, COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD.

The Registrant requires additional time to gather the information necessary to prepare a complete and accurate filing.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

            Michael S. Paquette, Senior Vice President and Controller
                                 (603) 640-2205

(2) Have all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.









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                      WHITE MOUNTAINS INSURANCE GROUP, LTD.
                      -------------------------------------
                (Name of registrant as specified in its charter)

(on behalf of the Folksamerica Holding Company 401(k) Savings and Investment
Plan) has caused this notification to be signed on its behalf by the undersigned persons hereunto duly authorized.

Date:   June 23, 2000

By: /s/ MICHAEL S. PAQUETTE                By: /s/ MICHAEL E. TYBURSKI
    -------------------------------           -------------------------------
Senior Vice President and Controller               Member
White Mountains Insurance Group, Ltd.              Plan Investment Committee